Exhibit 7.1

Tenaris – Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2004	December 31, 2003	December 31, 2002
Total liabilities	3,001,093	2,348,284	2,201,061
Total Assets	5,662,288	4,309,548	4,081,898

Ratio	0.53	0.54	0.54

Tenaris – Current debt to total debt

Thousands of U.S. Dollars	December 31, 2004	December 31, 2003
Current debt	838,591	458,872
Total debt	1,259,342	833,651

Ratio	0.67	0.55